Press release
For immediate release
February 21 2007

EXPLORATION BUDGET OF OVER CA$ 16 MILLION FOR THE YEAR 2007

Virginia Mines Inc. (Virginia) wishes to inform its shareholders and the financing community that it is about to begin, alone or with partners, several exploration programs on its numerous projects in Quebec, thus marking the beginning of one of the most active year of its history .

Virginia is planning expenditures of over $16 million in exploration work on some of its projects during the current year. Of this amount, Virginia’s participation will be about $3 million after deduction of recoverable taxe credits and partners’ contribution.

Between them, the Coulon, Corvet Est, and Poste Lemoyne Extension will be this winter the object of work totalling more than $5.4 million, including 22,000 metres of diamond drilling. Note that the Coulon project (100% Virginia and optioned to Breakwater Resources Ltd.) is host to five volcanogenic, massive sulphide lenses of which two were discovered in the fall of 2006. The Corvet Est project (100% Virginia and optioned to Goldcorp inc.) is host to the Marco zone, a strong auriferous structure that was traced over a lateral distance of 1,400 metres and to a depth of 350 metres. The Marco zone yielded several economic intersections in drilling. It remains open laterally and at depth.

The Poste Lemoyne Extension project is host to the Orfée zone, which has an established significant resource of 203,483 tonnes at 14.5 g/t Au. The Orfée zone remains open at depth. Most recently, exploration work outlined the Orfée Est zone, a gold structure that returned many large intersections (10 to 20 m) very anomalous in gold.

During the 2007 year many other projects will be diamond drilled: LG 3.5, another promising base-metal project (optioned to MacDonald Mines Inc.), and two gold projects FCI and Éléonore Régional (100% Virginia).

The Sagar project, located in the Labrador Trough, will be the object of a significant exploration program that will consist of 6,000 metres of reversed circulation drilling and about 2,000 metres of diamond drilling, aiming mainly at tracing the source of the Mistamisk boulders containing over 70 erratic blocks with an average value of 1.3% U 3O 8 and 64.9 g/t Au. Work will be done under the supervision of our partner Uranium Star Corporation (formerly Yukon Resources Corporation).

Virginia begins this new exploration season with enthusiasm and with the same objective of discovering new mining camps in the James Bay, a region where Virginia and its partners have already outlined many polymetallic massive sulphide lenses and four gold deposits, among them the Éléonore project that was recently sold to Goldcorp Inc. for over CA$500 million. Virginia is proud of its exploration team’s and partners’ contribution to the mineral development of a region with an exceptional potential as is the James Bay region.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $44,370,163 as of December 31 2006, and 26,383,198 shares issued and outstanding as of January 31, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events